Exhibit 4.1

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF CLASS A PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

OF

CABINET GROW, INC.

The undersigned, the Chief Executive Officer of Cabinet Grow, Inc., a Nevada corporation (the “Corporation”), does hereby certify, that, pursuant to authority conferred upon the Board of Directors and pursuant to the Nevada Revised Statutes, the following resolutions creating a Series of Class A Preferred Stock was duly adopted by the Corporation’s Board of Directors on June 2, 2014:

WHEREAS, the Articles of Incorporation of the Corporation, as amended, authorizes the Board of Directors of the Corporation to issue up to ten million (10,000,000) shares of preferred stock, par value $.001 per share, issuable from time to time in one or more classes or series;

WHEREAS, the Board of Directors is authorized to fix the rights, terms and preferences and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to one hundred (100) shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of Class A preferred stock and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such Class A preferred stock as follows:

(a)	DESIGNATION AND AMOUNT. The preferred stock subject hereof shall be designated Class A Preferred Stock (“Class A Preferred”), and the number of shares constituting Class A Preferred shall be one hundred (100). No other shares of preferred stock shall be designated as Class A Preferred Stock.

(b)	DIVIDENDS. The holder of the shares of Class A Preferred shall not be entitled to receive dividends.

(c)	LIQUIDATION PREFERENCE. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, each holder of Class A Preferred Stock shall be entitled to receive a preferential distribution in the amount of $1.00 per share for each share of Class A Preferred Stock such holder owns before any distributions are made to any other stockholders of the Corporation.

(d)	VOTING. Except as otherwise provided herein or by law and in addition to any right to vote as a separate class as provided by law, the holders of the Class A Preferred Stock shall have limited voting rights and powers compared to the voting rights and powers of holders of Common Stock and other series of Preferred Stock, shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, but only with respect to the following matters (collectively, the “Class A Voting Matters”): (i) the appointment and/or removal of any member of the Corporation’s board of directors, (ii) any matter related to or transaction (or series of transactions) pursuant to which the Corporation would sell or license all or substantially all of its assets or the stockholders of the Corporation would sell all or substantially all of their shares of the Corporation’s stock or where the Corporation would merge with or into any other entity, (iii) causing the Corporation to register its Common Stock for trading pursuant to the Securities Exchange Act of 1934, as amended, including by filing a Registration Statement on Form S-1 with the Securities Exchange Commission and filing and obtaining FINRA approval of a Form 15c2-11, and (iv) with respect to any matter involving a transaction whereby the Corporation will become part of or merge into an existing public company. For so long as Class A Preferred Stock is issued and outstanding, the holders of Class A Preferred Stock shall vote together as a single class with the holders of the Corporation’s Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock, with the holders of Class A Preferred Stock being entitled to fifty-one percent (51%) of the total votes on only Class A Preferred Voting Matters regardless of the actual number of shares of Class A Preferred Stock then outstanding, and the holders of Common Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power for any Class A Preferred Voting Matter.

(e)	RESTRICTION ON TRANSFERABILITY. The shares of the Class A Preferred Stock are being issued to Sam May and Matt Lee (the “Stockholders”), who will each then pledge such shares of Class A Preferred Stock (the agreements pursuant to which such shares will be pledged, the “Pledge Agreements”) as collateral for a loan being made to the Corporation by Chicago Venture Partners, L.P., a Utah limited partnership (“CVP”). The Stockholders will hold the Class A Preferred Stock (provided that CVP will retain possession of all certificates representing the Class A Preferred Stock), subject to the terms of Pledge Agreements, unless and until the Corporation defaults on its obligations to CVP, at which time CVP may elect to foreclose on and become the owner of the Class A Preferred Stock, with all rights pertinent to the Class A Preferred Stock, including without limitation the right to vote the Class A Preferred Stock.

(f)	OTHER PREFERENCES. The shares of the Class A Preferred Stock shall have no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the articles of incorporation of the Corporation.

RESOLVED, FURTHER, that the Chief Executive Officer of the Corporation is authorized and directed to prepare and file a Certificate of Designation in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 3rd day of June, 2014.

/s/ Sam May
Name: Sam May Title: Chief Executive Officer